Exhibit 99.1

Top Win Unveils Strategic Investments and Ticker Change to Drive Digital Assets Innovation in Asia

Hong Kong, May 29, 2025 (GLOBE NEWSWIRE) -- Top Win International Limited (the “Company”) today announced transformative initiatives to reinforce its leadership in Asia’s fast-growing digital assets sector. Building on its strategic pivot to the Web3 ecosystem, the Company is making strategic investments in two key Asia-listed companies and has effected a ticker change to align with its forward-looking digital assets vision.

Strategic Investments in Asia’s Digital Assets Leaders

The Company is deepening its commitment to Asia’s digital economy by signing agreements with certain selling shareholders to invest in two prominent Asia-listed companies: HK Asia Holdings Limited (1723.HK) in Hong Kong and Metaplanet (3350.JP) in Japan. These investments are structured to maximize value for the Company, with options granting the right to acquire HK Asia Holdings shares at favorable terms, capturing significant upside potential while minimizing downside risk, and Metaplanet shares acquired at a discount to their market value, ensuring a cost-effective entry into a high-growth asset.  Both companies are backed by teams with deep expertise and extensive resources in the digital assets industry, sharing the common goal of building the largest Bitcoin reserve companies in their respective jurisdictions. HK Asia Holdings has achieved remarkable success by adopting the Bitcoin Treasury Model, driving its share price to peak at 15 times its pre-adoption value, establishing it as a leader in Hong Kong’s digital economy. Similarly, Metaplanet’s adoption of the Bitcoin Treasury Model has led to the accumulation of 7,800 BTC, valued at over $800 million, with its stock price surging over 3,600% from under ¥1,000 to above ¥6,650 since early 2024, and a market capitalization of $2.52 billion as of May 20, 2025, cementing its position as a pioneer in Japan’s digital assets market. The Company will continue to pursue related investment opportunities in Asian countries, including Thailand, Taiwan, and Korea, to further strengthen its regional presence.

Ticker Change, Leadership, and Proposed Name Change

To reflect its commitment to digital assets and the leadership of Sora Ventures, the Company has appointed Jason Fang, Founder and Managing Partner of Sora Ventures, as Chairman of the Board and changed its Nasdaq ticker symbol from TOPW to SORA. This ticker change highlights the Company’s alignment with Sora Ventures’ vision and Fang’s leadership in driving Asia’s digital economy forward. The proposed name change from Top Win International Limited to AsiaStrategy, approved by its Board of Directors, is subject to shareholder approval and registration in the Cayman Islands.

About TopWin

Top Win International Limited (Nasdaq: SORA) is a premier Hong Kong-based company specializing in the trading, distribution, and retail of luxury watches from renowned international brands. Operating through its subsidiary, Top Win International Trading Limited, TOPW serves a global B2B network of distributors, independent dealers, and retail sellers. Headquartered in Wan Chai, Hong Kong, and incorporated in 2001, Top Win International Trading Limited strives to deliver excellence in the luxury timepiece market. Commencing in May 2025, TOPW will venture into the Web3 ecosystem and make digital assets an additional focus of its future business direction.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans to enter the digital asset market, the proposed partnership with Sora Ventures, and related business transformations. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact

TopWin Corporate Communications

Email: press@topwin.com

Phone: +852 2815 7988